UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): COMPUTERSHARE TRUST COMPANY OF CANADA

B.	This is (check one):
☑	An original filing for the Filer.

☐	An amended filing for the Filer.
C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	THE TORONTO-DOMINION BANK

Form type:	F-10

File Number (if known):

Filed by:	THE TORONTO-DOMINION BANK

Date Filed	October 26, 2010
(if filed concurrently, so indicate):	FILED CONCURRENTLY
D.	The Filer is incorporated or organized under the laws of

CANADA

and has its principal place of business at:

100 University Avenue, 8th Floor North Tower, Toronto, Ontario M5J 2Y1, Canada Telephone Number: (416) 263-9310

E.	The Filer designates and appoints Computershare Trust Company, N.A. (the “Agent”), located at:

350 Indiana St. Suite 750 Golden, CO 80401 Telephone Number: (303) 262-0707
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)	Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Form F-10 relates has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 26th day of October, 2010.

Filer: COMPUTERSHARE TRUST COMPANY OF CANADA
By:	/s/ Lisa M. Kudo
	Name:	Lisa M. Kudo
	Title:	Corporate Trust Officer

By:	/s/ Ann Samuel
	Name:	Ann Samuel
	Title:	Associate Trust Officer

This statement has been signed by the following person in the capacity indicated as of the 26th day of October, 2010.

Computershare Trust Company, N.A. as Agent for Service of Process for COMPUTERSHARE TRUST COMPANY OF CANADA
By:	/s/ John Wahl
	Name:	JOHN WAHL
	Title:	CORPORATE TRUST OFFICER